MDJM LTD

July 22, 2022

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jim Lopez
Austin Wood

Re:	MDJM LTD
Amendment No. 2 to Registration Statement on Form F-3/A
Filed May 6, 2022
File No. 333-261347

Ladies and Gentlemen:

This letter is in response to the letter dated May 27, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (the “Amended Registration Statement No. 3”) is being filed to accompany this letter.

Cover Page

1. We note your revised disclosure and response to comment 2, and we reissue the comment in part. In the eighth paragraph on the Cover Page and on page 18 you state that the securities being offered are of "our" offshore holding company in the Cayman Islands, which suggests that your use of "we" refers to an entity other than the Cayman Islands holding company. Please revise to clarify. Please also revise the page 11 reference to "our VIE Agreements with Mingda Tianjin" to avoid using "we" and "our" when describing activities or functions of a VIE. Additionally, please revise the seventh paragraph where you define MDJH LTD and Mingda Tianjin to clarify, if true, that your CEO controls those and other entities that conduct or direct the operations of the VIEs and their subsidiaries.

In response to the Staff’s comments, we revised our disclosure in the eighth paragraph on the cover page and on page 18 of the Amended Registration Statement No. 3 to clarify that our use of “we” does not refer to an entity other than the Cayman Islands holding company. We also revised our disclosure on page 11 of the Amended Registration Statement No. 3 to avoid using “we” and “our” when describing activities or functions of a VIE. Additionally, we revised the seventh paragraph on the cover page of the Amended Registration Statement No. 3 to clarify that our CEO controls the entities that conduct or direct the operations of the VIE and the subsidiaries.

Summary, page 3

2. We note your response to comment 8 and the statement on page 4 that operations are conducted by MD UK, Mansions Estate, and Mingda Tianjin. Please revise to reconcile with references on page 14 and elsewhere to "VIEs and subsidiaries." Please revise to identify the entities, including any subsidiaries and other VIEs where operations are conducted.

In response to the Staff’s comments, we revised our disclosure on pages 14 to 17 of the Amended Registration Statement No. 3 to reconcile and clarify the operating entities that are conducting operations.

Selected Condensed Consolidating Financial Schedule, page 14

3. Please address the following with respect to your Selected Condensed Consolidating Financial Schedule:

•	Please revise your Condensed Consolidating Statements of Operations and Comprehensive Income and your Condensed Consolidating Statements of Cash Flows to separately present intercompany amounts.
•	Please clarify why the WFOE does not report any revenue. In this regard we note your disclosure on page 4 that under the Exclusive Business Cooperation Agreement the WFOE is entitled to collect a service fee approximately equal to the net income of Mingda Tianjin after the deduction of the required PRC statutory reserve.
•	Please expand your disclosure to include a narrative discussion explain the facts and circumstances that have given rise to intercompany balances (e.g. Inter group balances due to/from VIEs, WFOE and subsidiaries) and your intentions related to the settlement of those balances.

In response to the Staff’s comments, we revised our disclosure on pages 14 to 17 of the Amended Registration Statement No. 3 to (i) separately present intercompany amounts, (ii) clarify why WFOE does not report any revenue, and (iii) expand our disclosure to include a narrative discussion explaining the facts and circumstances that have given rise to intercompany balances and our intentions related to the settlement of those balances.

Risk Factors, page 18

4. We note your amended disclosure in response to comment 11. We reissue the comment in part. As it pertains to the Holding Foreign Companies Accountable Act (HFCAA) please disclose the material risk of your shares being delisted if the PCAOB is unable to inspect your auditor for three consecutive years in addition to your disclosure of the material risk of the prohibition of trading in your shares in such a circumstance.

In response to the Staff’s comments, we revised our disclosure on page 20 of the Amended Registration Statement No. 3 to disclose the material risk of our shares being delisted if the PCAOB is unable to inspect our auditor for three consecutive years.

Enforcement of Civil Liabilities, page 46

5. We note your amended disclosure in response to comment 13. Please further revise your Enforcement of Civil Liabilities disclosure to identify and provide the residence of each officer and director that resides outside the United States. Further, please provide a risk factor regarding the difficulty of shareholders to enforce their legal rights under United States securities laws given that all of your directors and executive officers appear to be in China. Your risk factor should indicate that it will be more difficult to enforce liabilities, effect service of process and enforce judgments on those individuals. Lastly, we note that you have included a summary risk factor regarding the Enforcement of Civil Liabilities against your officers and directors located outside the United States. Please revise your summary risk factor to cross reference to the disclosure about such risks within the prospectus.

In response to the Staff’s comments, we revised our disclosure on pages 46 of the Amended Registration Statement No. 3 to identify and provide the residence of each officer and director that resides outside the United States. Further, we revised our disclosure on page 20 to provide a risk factor regarding the difficulty of shareholders to enforce their legal rights under United States securities laws, given that five out of our six directors and executive officers reside in China. Lastly, we revised our summary risk factor on page 10 of the Amended Registration Statement No. 3 to cross reference to the disclosure about such risks within the prospectus.

General

6. We note your amended disclosure in response to comments 5 and 6, specifically the identification of your PRC counsel. However, we note the absence of an Exhibit 23.3 which you stated in your response letter would be the exhibit containing your PRC Counsel's consent to being named in the prospectus. Please file your PRC Counsel's consent to being named in the prospectus as requested in previous comments 5 and 6.

We respectfully advise the Staff that we previously filed our PRC Counsel’s consent to being named in the prospectus as Exhibit 23.3 to the Form F-3 dated November 24, 2021.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC